Mail Stop 4561

May 14, 2007

B.K. Gogia, President and Chief Executive Officer
InferX Corporation
1600 International Drive, Suite 110
McLean, VA 22102-4860

> **RE:** **InferX Corporation**
> **Registration Statement on Form SB-2/A**
> **File No. 333-138646**
> **Date Filed: April 26, 2007**

Dear Mr. Gogia:

We have reviewed your amended filing and have the following additional
comments relating to your disclosure pursuant to Item 402 of Regulation S-B.

Executive Compensation, page 22

1. To the extent applicable, please provide narrative disclosure to the summary
   compensation table. In this regard, Item 402(c) of Regulation S-B requires a
   discussion of the material factors necessary to an understanding of the
   information disclosed in the summary compensation table. Please note that any
   narrative disclosure provided in response to Item 402(c)(1) – (7) should focus on
   and provide specific context to the quantitative disclosure in the table. To the
   extent disclosure addressing the principles set forth in Item 402(c) is not required
   because of the nature of your compensation arrangements, please advise us in
   your cover letter.

2. We note the disclosure on page 22, which discloses the annualized salaries for
   Messrs. Gogia, Parliament, Mena, and Dr. Bala yet, for Mr. Gogia, this disclosure
   is not consistent with that which is presented in column (c) of the Summary
   Compensation Table. Please clarify why you have disclosed a salary of $82,500
   in the table but disclose in the narrative beneath that his annualized salary as of
   the end of the last fiscal year was $150,000. In this regard, we note disclosure in

management's discussion and analysis regarding salary reductions for key executives. If the amount reported in the table is attributable to the referenced salary reduction, please clarify.

3. On page 22, we note reference to the payment of bonuses based upon successful achievement of performance objectives. We presume you did not make any awards under this compensation arrangement. Please clarify.

4. Because there is no information required to be disclosed under Item 402(d) of Regulation S-B, you do not need to include a format of the Outstanding Equity Awards at Fiscal Year-End table. The formatted Director Compensation table can also be removed. See Item 402(a)(4) of Regulation S-K.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kathy Collins at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Ernest M. Stern, Esq.
         by facsimile at 202- 828-5393